Exhibit 99.1

Chijet Announces Effective Date of Share Consolidation

New York, October 29, 2025 — CHIJET MOTOR COMPANY, INC. (NASDAQ: CJET) (“Chijet” or the “Company”) today announced that it will effect a one hundred (100)-for-one (1) share consolidation of its issued and unissued ordinary shares, par value US$0.3 per share on November 3, 2025.

On September 24, 2025, the Company’s shareholders voted and approved at the annual general meeting (1) that the Company shall undertake an up to 100 for 1 share consolidation of the issued and unissued shares of the Company (the “Range”), such that (i) every up to one hundred (100) class A ordinary shares of a par value of US$0.003 each be consolidated into one (1) class A ordinary share with a par value of not more than US$0.3 each, and (ii) every up to one hundred (100) class B ordinary shares of a par value of US$0.003 each be consolidated into one (1) Class B ordinary share with a par value of not more than US$0.3 each (the “Share Consolidation”), with the exact ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company; (2) subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”), the name of the Company be changed from “CHIJET MOTOR COMPANY, INC.” to “Digital Currency X Technology Inc.”, with effect from the date of the certificate of incorporation on change of name to be issued by the Cayman Registrar (the “Change of Name”); and (3) subject to the approval of both Resolution 1 and Resolution 2, and entirely conditional upon the effectiveness of the Share Consolidation and Change of Name, the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the Third Amended and Restated Memorandum and Articles of Association. The board of directors of the Company has further resolved to implement a one hundred (100)-for-one (1) share consolidation of its issued and unissued ordinary shares, par value US$0.3 per share.

The Company anticipates that beginning with the opening of trading on November 3, 2025, the Company’s class A ordinary shares will trade on the Nasdaq Capital Market on a consolidation-adjusted basis. A new CUSIP number, G4465R 129, has been assigned to the Company’s class A ordinary shares as a result of the Share Consolidation.

The Share Consolidation affects all issued and outstanding ordinary shares of the Company. The Company’s transfer agent, Equiniti Trust Company, LLC., is acting as the exchange agent for the Share Consolidation. Shareholders who hold their shares in book-entry form or in “street name” (i.e., through a broker, bank or other holder of record) are not required to take any action. The Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity. No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded up to the nearest whole share.

The Company anticipates that the Share Consolidation will increase the market price per share of the Company’s class A ordinary Shares.

Registered shareholders holding pre-consolidated shares of the Company are not required to take any action to receive post-consolidated shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the share consolidation, and will not be required to take any action in connection with the share consolidation.

About Chijet Motor Company, Inc.

The primary business of Chijet is the development, manufacture, sales, and service of traditional fuel vehicles and NEVs. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about Chijet, please visit www.chijetmotors.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, formulated in accordance with the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. These statements, reflecting the Company’s projections about its future financial and operational performance, employ terms like ‘believes,’ ‘estimates,’ ‘anticipates,’ ‘expects,’ ‘plans,’ ‘projects,’ ‘intends,’ ‘potential,’ ‘target,’ ‘aim,’ ‘predict,’ ‘outlook,’ ‘seek,’ ‘goal,’ ‘objective,’ ‘assume,’ ‘contemplate,’ ‘continue,’ ‘positioned,’ ‘forecast,’ ‘likely,’ ‘may,’ ‘could,’ ‘might,’ ‘will,’ ‘should,’ ‘approximately,’ and similar expressions to convey the uncertainty of future events or outcomes. These forward-looking statements are based on the Company’s current expectations, assumptions, and projections, involving judgments about future economic conditions, competitive landscapes, market dynamics, and business decisions, many of which are inherently challenging to predict accurately and are largely beyond the Company’s control. Additionally, these statements are subject to a multitude of known and unknown risks, uncertainties, and other variables that could significantly diverge the Company’s actual results from those depicted in any forward-looking statement. These factors include, but are not limited to, varying economic conditions, competitive pressures, and regulatory changes. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com